Management’s Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
November 7, 2023
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") (the “2022 Annual Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34") as issued by the IASB (the “Q3 2023 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2022 Annual Financial Statements, and the Q3 2023 Financial Statements are expressed in United States dollars (“USD”) unless identified otherwise.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings and loss” and “basic adjusted earnings and loss per share”, “total debt”, “capital”, and “working capital”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, “total debt”, “capital”, and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q3 2023 Financial Statements.
Any reference to “cash costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A, the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”), and the “Risks of the Business” in Yamana Gold Inc.'s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the SEC. Additional information about Pan American and its business activities is available on SEDAR+ at www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov/edgar.

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the New York Stock Exchange (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineral reserves and mineral resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early-stage projects through construction and into operation.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
YAMANA ACQUISITION

On March 31, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Yamana Gold Inc. (the "Yamana Acquisition"), following the sale by Yamana Gold Inc. ("Yamana") of its Canadian assets to Agnico Eagle Mines Limited. As consideration for the Yamana Acquisition, Pan American issued 153.8 million Pan American common shares, which were valued at $2.8 billion based on the closing price of the shares on March 30, 2023, to the former shareholders of Yamana. The Company began consolidating the operating results, cash flows and net assets of Yamana from March 31, 2023 onwards.
The Company sought to increase production of silver and gold, expand its mineral reserves, mine life and growth opportunities through the acquisition of Yamana's diverse portfolio of mines and projects, including the following principal mines: Jacobina in Brazil, El Peñon and Minera Florida in Chile, and Cerro Moro in Argentina, (together the "Acquired Mines"); and the MARA Project in Argentina.
As at September 30, 2023, the allocation of the Yamana Acquisition purchase price had not been finalized. The Company is continuing its review estimates of mineral properties, plant and equipment, leases, deferred taxes, closure provisions, litigation provisions, non-controlling interests and goodwill, and will finalize the allocation of the Yamana Acquisition purchase price no later than twelve months after the Yamana Acquisition date.
STRATEGIC DISPOSITIONS

The Company completed the previously announced divestment of its 56.25% interest in the MARA project in Argentina and its 92.3% interest in the Morococha mine in Peru on September 20, 2023 and September 22, 2023, respectively.
Under the terms of the agreement for the MARA sale, Glencore International AG (“Glencore”) paid $475 million in cash and granted to Pan American a life-of-mine copper net smelter return royalty of 0.75% on a 100% interest in the property with the right for Pan American to freely transfer the royalty. Glencore assumed 100% ownership of the MARA project following completion of the transaction.
Under the terms of the agreement regarding the sale of the Morococha mine, Alpayana S.A. paid $28.6 million in cash, inclusive of a $5.0 million deposit paid in Q2 2023 and final working capital adjustments, for the Company's 92.3% interest in Compañia Minera Argentum S.A., Pan American’s Peruvian subsidiary that owned the Morococha mine.
The sale of these non-core assets is aligned with Pan American’s stated aim of optimizing its portfolio following the acquisition of Yamana Gold Inc. The transactions will allow Pan American to reduce its annual project capital, reclamation and care and maintenance costs. The financial impacts of the dispositions are further described in Note 5 of the Q3 2023 Financial Statements, resulting in no gain or loss on disposition since the net assets de-recognized of $565.0 million were equivalent to the net proceeds received.
Pan American’s previously announced sale of its 57.74% interest in Agua de la Falda S.A. (“ADLF”), which was held by a subsidiary of Pan American, completed on November 6, 2023. Under the terms of the agreement, a subsidiary of Rio Tinto Limited paid $45.55 million in cash upon closing and granted to Pan American’s subsidiary a net smelter return royalty of 1.25% on all precious metals and a net smelter return royalty of 0.2% on all base metals production from certain mineral concessions of ADLF, applied on a pro rata basis in accordance with the ownership interest acquired in such concessions.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Q3 2023 OPERATIONAL AND FINANCIAL HIGHLIGHTS

Silver production of 5.69 million ounces
Silver production for the three months ended September 30, 2023 ("Q3 2023") was 5.69 million ounces compared with 4.54 million ounces in the three months ended September 30, 2022 ("Q3 2022").
Gold production of 244.2 thousand ounces
Gold production for Q3 2023 was 244.2 thousand ounces compared to 128.8 thousand ounces in Q3 2022.
Cash Costs and All-In Sustaining Costs (“AISC”)(1)
Silver Segment Cash Costs per ounce in Q3 2023 were $13.13, $1.49 lower than in Q3 2022. Gold Segment Cash Costs per ounce in Q3 2023 were $1,187, comparable with Cash Costs in Q3 2022.
Silver Segment AISC for Q3 2023 of $18.19 per ounce were $0.22 per ounce higher than in Q3 2022. Gold Segment AISC for Q3 2023 of $1,451 per ounce were $164 per ounce lower than in Q3 2022.
2023 Guidance
Based on silver and gold production to date, and expected results for the remainder of the year, the Company reaffirms its 2023 Operating Outlook, as provided in the Company's Q1 2023 MD&A dated May 10, 2023, for silver and gold production but expects both to be at the low-end of their respective annual guidance ranges, and Silver Segment Cash Costs and AISC to come in marginally above the high-end of the guidance ranges. Further, the Company reaffirms its 2023 Operating Outlook for production of base metals, Gold Segment Cash Costs and AISC, and sustaining and project capital expenditures, all of which are expected to be within guidance ranges.
The modified expectations are due to the continued ventilation challenges at La Colorada as well as the security concerns that led to the previously announced suspension of operations at La Colorada, which impacted 14 days of production before the situation was resolved. In addition, the Company is reviewing the Q3 2023 gold grade shortfall at El Peñon in higher-grade zones scheduled during the last half of 2023.
Income Statement, Cash Flow, Liquidity and Working Capital Position
Revenue in Q3 2023 of $616.3 million was 82% higher than in Q3 2022, largely as a result of the Yamana Acquisition.
Net loss of $22.7 million, or $0.06 basic loss per share, was recorded for Q3 2023, compared with net loss of $71.2 million, or $0.34 basic loss per share in Q3 2022. The quarter-over-quarter change in net loss is further described in the "Financial Performance" section of this MD&A.
Adjusted earnings(1) were $3.1 million, or $0.01 adjusted earnings per share, in Q3 2023, compared to an adjusted loss of $2.8 million, or $0.01 basic adjusted loss per share in Q3 2022.
Cash flow from operations: The Company generated $114.6 million in Q3 2023, compared to $54.4 million generated in Q3 2022.
Liquidity and Working Capital: As at September 30, 2023, the Company had Working Capital(1) of $832.1 million, inclusive of cash and short-term investments of $386.0 million, and $750.0 million available under its revolving Sustainability-Linked Credit Facility ("SL-Credit Facility"), following net repayment in Q3 2023 of $280.0 million. Total debt of $809.1 million is related to construction and other loans, leases and two senior notes Pan American assumed through the Yamana Acquisition.
(1)Adjusted earnings, Cash Costs, AISC and Working Capital are non-GAAP measures; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the Q3 2023 Financial Statements.

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
OPERATING PERFORMANCE

Consolidated(1)(2)

	Three months ended September 30,			Nine months ended September 30,
	2023	2022	Variance	2023	2022	Variance
Production
Silver – koz	5,687	4,537	1,150	15,602	13,692	1,910
Gold – koz	244.2	128.8	115.5	615.1	388.1	227.0
Zinc – kt	9.5	8.9	0.6	29.4	28.1	1.2
Lead – kt	4.9	4.4	0.5	14.6	13.7	0.8
Copper – kt	1.2	0.9	0.4	3.6	4.0	(0.3)
Cash Costs - $ per ounce sold(3)
Silver Segment	13.13	14.62	(1.49)	11.55	12.21	(0.66)
Gold Segment	1,187	1,184	2	1,116	1,127	(11)
AISC - $ per ounce sold(3)
Silver Segment	18.19	17.97	0.22	16.05	16.09	(0.04)
Gold Segment	1,451	1,614	(164)	1,350	1,703	(353)
(1)Please refer to the “Operating Metrics” and “Alternative Performance (Non-GAAP) Measures” sections of this MD&A for mine by mine operating and cost metrics.
(2)Acquired Mines data represent operating results from March 31, 2023 to September 30, 2023.
(3)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Silver Production
Consolidated silver production for Q3 2023 was 5.69 million ounces compared with 4.54 million ounces in Q3 2022. The quarterly increase was driven by the Acquired Mines, which added 2.37 million ounces to Q3 2023 production, more than offsetting the production declines from the placement of Manantial Espejo on care and maintenance in January 2023 and the ventilation-driven constraints at La Colorada.
Consolidated silver production for the nine months ended September 30, 2023 ("YTD 2023") was 15.60 million ounces compared with 13.69 million ounces in the nine months ended September 30, 2022 ("YTD 2022"). The increase was driven by the Acquired Mines and higher silver production at San Vicente, more than offsetting production declines due to the placement of Manantial Espejo and Morococha on care and maintenance in January 2023 and February 2022, respectively, and the ventilation-driven constraints at La Colorada.
Gold Production
Consolidated gold production for Q3 2023 was 244.2 thousand ounces compared to 128.8 thousand ounces in Q3 2022. This quarter-over-quarter increase was driven by the Acquired Mines, which added 128.6 thousand ounces to Q3 2023 production, more than offsetting lower production from Manantial Espejo being placed on care and maintenance and Dolores mine sequencing into higher grade silver ore zones.
Consolidated gold production for YTD 2023 was 615.1 thousand ounces compared to 388.1 thousand ounces in YTD 2022. The increase was driven by the Acquired Mines more than offsetting lower production from Manantial Espejo being placed on care and maintenance and Dolores mine sequencing into higher grade silver ore zones.
Base Metal Production
Zinc, lead and copper ("base metal") production in Q3 2023 was 9.5 thousand tonnes, 4.9 thousand tonnes, and 1.2 thousand tonnes, respectively. Base metal production increased relative to Q3 2022 due to higher production at Huaron from mine sequencing and the acquisition of Minera Florida, which more than offset the decreases in production at La Colorada.

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Zinc, lead and copper production in YTD 2023 was 29.4 thousand tonnes, 14.6 thousand tonnes, and 3.6 thousand tonnes, respectively. Zinc and lead production increased relative to YTD 2022 due to higher production at Huaron and San Vicente from mine sequencing, and the acquisition of Minera Florida, which more than offset the decrease in production from Morococha entering care and maintenance, and lower production at La Colorada due to ventilation related constraints. Copper production decreased relative to YTD 2022 due to Morococha entering care and maintenance.
Cash Costs
Silver Segment Cash Costs per ounce in Q3 2023 of $13.13 were $1.49 lower than the $14.62 in Q3 2022. The decrease in quarter-over-quarter Cash Costs is driven primarily by higher gold by-product credits from the acquisition of Cerro Moro and lower direct operating costs at Manantial Espejo, as the mine entered care and maintenance. These decreases were offset by higher costs at La Colorada driven by higher operating costs per tonne, lower silver grades, and lower by-product credits from lower zinc and lead production, all related to ventilation constraints, as well as higher costs at San Vicente related to the timing of concentrate shipments.
Silver Segment Cash Costs per ounce in YTD 2023 of $11.55 were $0.66 lower than the $12.21 in YTD 2022, reflecting the same factors that impacted the quarter-over-quarter decrease in Cash Costs.
Gold Segment Cash Costs per ounce in Q3 2023 were $1,187, comparable to Q3 2022 Cash Costs of $1,184, largely reflecting the acquisition of lower cost production from Jacobina, as well as decreases at Dolores related to workforce rationalizations, benefits from cost saving initiatives, and higher by-product credits from mine sequencing into higher grade silver ores. These reductions were partially offset by increased costs per ounce at Timmins from challenging ground conditions, which limited throughput, and at La Arena due to the higher allocation of waste mining costs to expense rather than capital in the current quarter, as well as the acquisition of higher cost production from Minera Florida.
Gold Segment Cash Costs per ounce in YTD 2023 were $1,116, comparable to YTD 2022 Cash Costs of $1,127, reflecting the same factors that impacted the quarter-over-quarter Cash Costs.
AISC
Silver Segment AISC for Q3 2023 of $18.19 per ounce were $0.22 per ounce higher than in Q3 2022. The increase primarily reflects higher sustaining capital investments at Huaron and San Vicente, and lower cost-decreasing Net Realizable Value ("NRV") adjustments at Manantial Espejo, partially offset by the previously described factors decreasing Cash Costs.
Silver Segment AISC for YTD 2023 of $16.05 per ounce were comparable to YTD 2022 AISC of $16.09 per ounce, as the previously described factors decreasing Cash Costs were partially offset by higher sustaining capital at Huaron related to mine deepening investments.
Gold Segment AISC for Q3 2023 of $1,451 per ounce were $164 per ounce lower than in Q3 2022. The decrease largely reflects $7.6 million in cost-decreasing NRV adjustments in the current quarter relative to $16.9 million in cost-increasing NRV adjustments in Q3 2022 at Dolores, which led to a $168 per ounce decrease in Gold Segment AISC.
Gold Segment AISC for YTD 2023 of $1,350 per ounce were $353 per ounce lower than in YTD 2022. The decrease largely reflects $34.5 million in cost-decreasing NRV adjustments in the current period relative to $87.7 million in cost-increasing NRV adjustments in YTD 2022 at Dolores, which led to a $292 per ounce decrease in Gold Segment AISC, as well as lower sustaining capital at La Arena related to waste dump preparation and lower waste tonnes mined from a decrease in the waste-to-ore ratio in the current phase of the mine plan.
Silver Segment Operations
La Colorada
At the La Colorada mine, silver production of 1.01 million ounces in Q3 2023 was 32% lower than Q3 2022, primarily reflecting lower throughput related to ventilation constraints in the high-grade, deep eastern Candelaria

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
zone of the mine. Zinc and lead production decreased 32% and 33%, respectively, as a result of the ventilation constraints in Q3 2023. The Company has continued to advance on the construction of a concrete-lined ventilation shaft, which reached a depth of 522 meters by the end of Q3 2023 and is expected to be fully excavated to a depth of 593 meters by the end of 2023. The installation of two exhaust fans on the surface of the shaft is expected to be completed by mid-2024, following which ventilation conditions in the mine are expected to be significantly improved.
Cash Costs increased by $12.03 per ounce relative to Q3 2022, primarily due to ventilation constraints driving higher mining costs, lower mine productivity resulting in lower silver production, and lower by-product zinc and lead production. Q3 2023 AISC of $30.30 per ounce were $11.80 per ounce higher than in Q3 2022, largely as a result of the same factors that affected Cash Costs, partially offset by $0.31 per ounce in cost-decreasing NRV inventory adjustments and lower sustaining capital.
Sustaining capital was lower in Q3 2023 than in Q3 2022 due to a reduction in investments in sustaining ventilation infrastructure and mine deepening projects, partially offset by increased investments in near-mine exploration and tailings storage facility expansions. Project capital for Q3 2023 of $14.0 million was invested to advance the La Colorada Skarn project, largely for exploration and the preliminary economic study of the Skarn deposit, as well as advancing the excavation of the concrete-lined ventilation shaft.
YTD 2023 silver, zinc and lead production were 22%, 17% and 14% lower than in Q3 2022, reflecting lower throughput and grades related to ventilation constraints limiting access to the higher grade zones of the mine. YTD 2023 Cash Costs of $19.72 per ounce were $9.23 per ounce higher than in YTD 2022, primarily due to ventilation constraints driving higher mining costs, lower mine productivity, lower silver grades and lower by-product lead and zinc production. YTD 2023 AISC of $24.50 per ounce were $9.93 per ounce higher than in YTD 2022, primarily as a result of the same factors that affected Cash Costs, as well as $0.77 per ounce in cost-increasing NRV inventory adjustments.
Lower sustaining capital investments in YTD 2023 were related to a reduction in investments in raise bore ventilation infrastructure, mine deepening projects and mine equipment replacements and refurbishments, partially offset by increased investments in tailings storage facility expansions and near-mine exploration. During YTD 2023, the Company invested $34.2 million on non-sustaining project capital to advance the La Colorada Skarn project, largely for exploration and the preliminary economic study of the Skarn deposit, as well as advancing the excavation of the concrete-lined ventilation shaft.
Cerro Moro
The Company completed the Yamana Acquisition on March 31, 2023. For the period from March 31, 2023 to September 30, 2023, silver production was 2.66 million ounces, gold production was 54.4 thousand ounces, Cash Costs were negative $0.08 per ounce and AISC were $5.80 per ounce. The Company has invested $14.4 million in sustaining capital since the Yamana Acquisition, primarily on near-mine exploration, mine equipment replacements and refurbishments and site infrastructure upgrades. Operating results since the Yamana Acquisition are consistent with Management's expectations.
Huaron
At the Huaron mine, silver production of 0.90 million ounces in Q3 2023 was 5% higher than in Q3 2022, primarily as a result of higher silver grade ores mined. Zinc, lead and copper production in Q3 2023 increased 6%, 20% and 37%, respectively, also related to higher grades mined relative to Q3 2022, as well as higher copper recovery. Cash Costs increased by $1.01 per ounce relative to Q3 2022, primarily driven by higher treatment and refining charges per ounce and lower by-product credits per ounce from lower zinc prices and the timing of zinc concentrate sales. Q3 2023 AISC of $20.37 per ounce were $4.27 per ounce higher than in Q3 2022, largely as a result of the same factors that affected Cash Costs, in addition to the increase in sustaining capital expenditures per ounce. Sustaining capital was higher in Q3 2023 due to increased investments for mine deepening projects and mine equipment replacements and refurbishments, partially offset by reduced investments in conventional tailings

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
storage facility expansions. During Q3 2023, the Company invested $1.5 million on project capital related to the construction of the new dry-stack tailings storage facility project.
In YTD 2023, silver production of 2.70 million ounces was 3% higher than in YTD 2022, primarily due to higher silver ore zones mined. Zinc and lead production were 16% and 17% higher, respectively, due to mine sequencing into higher grade zinc and lead ore zones, while copper production was comparable relative to YTD 2022. YTD 2023 Cash Costs of $9.12 per ounce were $4.16 per ounce higher than in YTD 2022, primarily driven by lower by-product credits due to lower base metal prices and higher treatment and refining charges, partially offset by higher base metal production. AISC in YTD 2023 increased by $5.84 per ounce, primarily as a result of the same factors that affected Cash Costs, as well as the increased sustaining capital expenditures. Increased sustaining capital investments in YTD 2023 were related to mine deepening and ventilation projects, partially offset by decreased investments in tailings storage facility expansions. YTD 2023, the Company invested $3.7 million on project capital related to the construction of the new dry-stack tailings storage facility.
San Vicente
At the San Vicente mine, silver, zinc, lead and copper production in Q3 2023 increased 11%, 7%, 19% and 53%, respectively, due to higher throughput and silver and lead grade ore zones mined. Q3 2023 Cash Costs of $19.19 per ounce were $6.21 per ounce higher than in Q3 2022 due to the timing of zinc and silver concentrate shipments, which resulted in lower by-product credits per ounce in the current quarter. Q3 2023 AISC of $21.37 per ounce were $7.88 per ounce higher than in Q3 2022, largely as a result of the same factors that affected Cash Costs, in addition to increased sustaining capital expenditures for mine equipment replacements.
In YTD 2023, silver, zinc, lead and copper production were 23%, 22%, 23% and 17% higher than in YTD 2022, respectively, due to higher throughput and grade zones mined. Cash Costs in YTD 2023 were $0.86 per ounce higher than in YTD 2022, primarily due to higher royalties related to improved profitability and higher treatment and refining charges. YTD 2023 AISC of $16.99 per ounce were $0.93 per ounce lower than in YTD 2022, due to lower sustaining capital expenditures from reduced investments in tailings storage facility expansions, which offset the factors that increased Cash Costs quarter over quarter.
Manantial Espejo
The mine was placed on care and maintenance in January 2023, with residual processing resulting in YTD 2023 silver production of 0.19 million ounces and gold production of 1.7 thousand ounces, after which the mill was also placed on care and maintenance.
Gold Segment Operations
Jacobina
The Company completed the Yamana Acquisition on March 31, 2023. From March 31, 2023 to September 30, 2023, gold production was 96.6 thousand ounces, Cash Costs were $808 per ounce and AISC were $1,146 per ounce. The Company has invested $30.2 million in sustaining capital since acquisition, primarily on near mine exploration, mine equipment replacements and refurbishments and tailings storage facility expansions. Additionally, the Company has invested $13.6 million on project capital related to plant facility infrastructure upgrades. Operating results since the acquisition are consistent with Management's expectations.
El Peñon
The Company completed the Yamana Acquisition on March 31, 2023. From March 31, 2023 to September 30, 2023, silver production was 2.05 million ounces, gold production was 61.8 thousand ounces, Cash Costs were $1,020 per ounce and AISC were $1,213 per ounce. The Company has invested $11.6 million in sustaining capital since acquisition, primarily on near-mine exploration and mine equipment replacements and refurbishments. Operating results are not consistent with expectations due to lower than anticipated mined gold grade ores resulting from ongoing revisions to the operating plans and grade reconciliations in certain sections of the mine. The shortfall in gold production negatively impacted Cash Costs and AISC relative to expectations.

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Timmins
At the Timmins mine, gold production of 32.3 thousand ounces in Q3 2023 was 4% higher than Q3 2022, reflecting higher grades at Bell Creek and Timmins West due to sequencing and stope grade out-performance in certain sections of the mine, which more than offset lower throughput from challenging ground conditions driving a temporary work-stoppage to enable concentrated backfilling to stabilize areas of the Bell Creek mine. The work stoppage was lifted in some areas in the second half of Q3 2023 and is expected to be fully lifted during Q4 2023. The completion of the construction of the paste plant project, targeted for 2024, is expected to provide enhanced backfill quality and greater stability in the Bell Creek mine.
Cash Costs in Q3 2023 increased by $183 per ounce, primarily as a result of challenging ground conditions increasing costs per ounce and higher royalties due to higher tonnes mined on certain areas subject to higher royalty rates. Q3 2023 AISC of $2,024 per ounce were $399 per ounce higher than in Q3 2022, largely as a result of the same factors that affected Cash Costs, as well as a $4.9 million increase in sustaining capital investments, largely for the tailings facility storage expansion and exploration spending.
In YTD 2023, gold production was 3% lower than in YTD 2022, reflecting the work-stoppages described above, which impacted both Q2 2023 and Q3 2023. YTD 2023 Cash Costs of $1,511 per ounce were $149 per ounce higher than in YTD 2022, while YTD 2023 AISC of $1,823 per ounce were $197 per ounce higher than in YTD 2022. The drivers increasing cost per ounce metrics relative to the prior year are consistent with those described above for the quarter-over-quarter increases in Cash Costs and AISC.
Shahuindo
At the Shahuindo mine, gold production decreased by 10% to 32.4 thousand ounces in Q3 2023 relative to Q3 2022, primarily due to mine sequencing into lower gold grade ores, offset by an increase in the ratio of ounces recovered to ounces stacked from leach sequencing. In Q3 2023, Cash Costs decreased by $53 per ounce, driven by higher by-product credits due to the timing of silver sales and lower diesel prices. AISC in Q3 2023 increased by $104 per ounce, primarily as a result of the increased sustaining capital expenditures, which more than offset the lower Cash Costs. Increased sustaining capital investments in Q3 2023 were largely related to the timing of payments, as commitments were comparable in both quarters and largely related to leach pad and waste dump preparation, as well as mine equipment refurbishments and replacements.
YTD 2023 gold production of 105.2 thousand ounces was 3% higher than in YTD 2022, due to an increase in the ratio of ounces recovered to ounces stacked from leach sequencing and higher gold grades, partially offset by lower tonnes stacked. YTD 2023 Cash Costs of $955 per ounce were $34 per ounce lower than in YTD 2022, primarily driven by higher gold grades and lower diesel prices. AISC in YTD 2023 of $1,423 per ounce were $133 per ounce higher than in YTD 2022 due to the higher sustaining capital expenditures. Increased sustaining capital investments in YTD 2023 were largely related to the timing of payments, as commitments were comparable in both quarters and largely related to leach pad and waste dump preparation, as well as mine equipment and replacements.
La Arena
At the La Arena mine, gold production of 23.1 thousand ounces in Q3 2023 was 7% higher than Q3 2022, primarily reflecting a higher ratio of ounces recovered to ounces stacked from leach sequencing, partially offset by mine sequencing into lower gold grade ores. Q3 2023 Cash Costs of $1,293 per ounce were $165 per ounce higher than in Q3 2022 due to lower gold grades and higher mining costs, which were capitalized as deferred stripping costs in the prior period. AISC of $1,546 per ounce in Q3 2023 were comparable with that in Q3 2022, as the higher Cash Costs were offset by lower sustaining capital investments in leach pad construction, waste dump preparation and lower waste mining from a decrease in the waste-to-ore ratio in the current phase of the mine plan.
In YTD 2023, gold production of 65.4 thousand ounces was 5% higher than in YTD 2022 due to higher tonnes stacked and a higher ratio of ounces recovered to ounces stacked from leach sequencing, partially offset by lower gold grades due to mine sequencing. Cash Costs and AISC in YTD 2023 were $178 per ounce higher and $187 per ounce lower than in YTD 2022, respectively, due to the same factors that impacted quarter-over-quarter Cash

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Costs and AISC and a larger reduction in sustaining capital and the waste-to-ore mining ratio for YTD 2023 relative to Q3 2023 leading to a year-over-year decrease in AISC for the nine-month period.
Minera Florida
The Company completed the Yamana Acquisition on March 31, 2023. From March 31, 2023 until September 30, 2023, gold production was 47.7 thousand ounces, Cash Costs were $1,504 per ounce and AISC were $1,804 per ounce. The Company has invested $13.2 million in sustaining capital since acquisition, primarily on near-mine exploration, mine equipment replacements and refurbishments, and tailings storage facility expansions. Operating results since the Yamana Acquisition are consistent with Management's expectations.
Dolores
At the Dolores mine, silver production of 0.56 million ounces and gold production of 27.0 thousand ounces in Q3 2023 were 1% and 17% lower than in Q3 2022, respectively. The decrease largely reflects lower grades due to mine sequencing, which in the case of silver production was offset by a higher ratio of ounces recovered to ounces stacked from leach sequencing. Q3 2023 Cash Costs and AISC of $954 per ounce and $827 per ounce were $239 per ounce and $1,072 per ounce lower, respectively, than in Q3 2022 due to higher by-product credits from the increase in silver prices, and lower production costs from workforce rationalization and benefits from cost-saving initiatives. AISC also benefited from quarter-over-quarter NRV inventory adjustments that increased costs in Q3 2022 but reduced costs in Q3 2023.
In YTD 2023, silver production of 1.72 million ounces and gold production of 81.7 thousand ounces were 4% higher and 20% lower than in YTD 2022, respectively. The reduction in gold production is due to lower tonnes stacked, lower grade ores mined and lower ratio of ounces recovered to ounces stacked from leach sequencing. Cash Costs of $939 per ounce in YTD 2023 were $132 per ounce lower than in YTD 2022 due to higher by-product credits and lower production costs. YTD 2023 AISC of $688 per ounce were $1,519 per ounce lower than in YTD 2022, primarily due to: NRV inventory adjustments, which decreased costs by $122.2 million, or $1,232 per ounce, in YTD 2023 relative to YTD 2022; lower sustaining capital given the wind-down of mining activities planned for 2024; and lower Cash Costs.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
FINANCIAL PERFORMANCE

Income Statement
Net loss of $22.7 million and $53.6 million were recorded in Q3 and YTD 2023, respectively, compared to a net loss of $71.2 million and $168.0 million in the same periods of 2022. This corresponds to a basic loss per share of $0.06 and $0.17, respectively. (2022 - $0.34 and $0.80 basic loss per share).
The following table highlights the difference between the net loss in Q3 and YTD 2023 compared with 2022.

	Three months	Nine Months
Net loss, period ended September 30, 2022	$(71.2)	$(168.0)	Note
Revenue:
Increased metal prices	$75.5	$105.0
Higher quantities of metal sold	211.4	434.4
Increased direct selling costs	(8.9)	(12.3)
(Increased) decreased negative settlement adjustments	(0.7)	0.1
Total increase in revenue	277.3	527.2	(1)
Cost of sales:
Increased production costs	$(150.1)	$(320.0)
Decreased production costs, NRV adjustments	23.0	123.9
Increased royalty charges	(4.7)	(8.6)
Increased production costs and royalty charges	$(131.8)	$(204.7)	(2)
Increased depreciation and amortization	(61.9)	(126.1)	(3)
Increased cost of sales	(193.7)	(330.8)
Increased mine operating earnings	83.6	196.4
Decreased impairment charges	—	56.7	(4)
Increased foreign exchange gain	16.8	27.2	(5)
Increased gains on sale of mineral properties, plant and equipment	10.6	9.6	(6)
Increased investment gain	4.8	8.7
Increased (decreased) gains on derivatives	2.3	(0.3)
Increased income tax expense	(24.3)	(0.4)	(7)
Increased interest and finance expense	(22.4)	(50.8)	(8)
Increased care and maintenance costs	(11.5)	(38.5)	(9)
Increased general and administrative expense	(8.2)	(17.0)
Other	(1.7)	(5.8)
Increased exploration and project development expense	(0.9)	(1.0)
Increased transaction and integration costs	(0.6)	(25.0)
Decreased gains and income from associates	—	(45.4)	(10)
Net loss, period ended September 30, 2023	$(22.7)	$(53.6)
1)Revenue for Q3 2023 was $277.3 million higher than in Q3 2022. The major variances were: (i) a $211.4 million increase in quantities of metal sold from the contribution of the Acquired Mines, partially offset by Manantial Espejo being on care and maintenance and lower production at Dolores, Timmins and La Colorada; and (ii) a $75.5 million variance, primarily from higher gold and silver metal prices, which more than offset the lower zinc price realized in Q3 2023.
Revenue for YTD 2023 was $527.2 million higher than YTD 2022, largely from the same revenue drivers described above quarter-over-quarter, except for zinc prices which were higher YTD 2023, in addition to the impact to revenue from Morococha entering care and maintenance late in February 2022.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Quantities and realized prices of metal sold for both Q3 2023 and YTD 2023, and the comparable periods in 2022 are:

	Realized Metal Prices(1)				Quantities of Metal Sold(2)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022	2023	2022	2023	2022
Silver	$23.11	$18.76	$23.13	$21.72	5,827	4,263	15,992	13,406
Gold	$1,927	$1,705	$1,939	$1,813	243.6	134.7	623.5	402.2
Zinc	$2,336	$3,232	$2,714	$3,603	6.3	8.6	27.1	24.5
Lead	$2,170	$1,944	$2,153	$2,162	4.6	4.1	13.9	13.0
Copper	$8,343	$7,707	$8,577	$9,318	1.1	0.8	3.1	3.6
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2)Production and royalty costs in Q3 2023 were $131.8 million higher than in 2022. The increase was the result of a $150.1 million increase in production costs (excl. NRVs) and a $4.7 million increase in royalty expense, partially offset by a $23.0 million quarter-over-quarter change in NRV inventory adjustments that benefited costs relative to the comparable period. The increase in production costs (excl. NRVs) is largely related to the addition of production costs from the Acquired Mines, partially offset by a reduction from having Manantial Espejo on care and maintenance. The NRV inventory adjustments increased costs in Q3 2022 and decreased costs in Q3 2023 and is primarily driven by adjustments to the heap leach pad valuation at Dolores in both periods to reflect changes in metal prices and processing and administrative costs.
Production and royalty costs in YTD 2023 were $204.7 million higher than in 2022. The increase was largely due to the previously described quarter-over-quarter drivers, although with a greater offset in YTD 2023 from having both Morococha and Manantial Espejo on care and maintenance, as well as a larger change in NRV adjustments since there was a substantial write-down to inventory at Dolores in Q2 2022 related to the new life of mine model that led to an impairment and associated write-down of heap leach inventories at that asset.
3)D&A expense for Q3 2023 was $61.9 million higher than in Q3 2022, largely related to the addition of depreciation expense for the Acquired Mines, partially offset by lower depreciation from Manantial Espejo being on care and maintenance and the Dolores impairment recorded in Q2 2022. For the remaining original Pan American assets, depreciation expense was consistent overall and largely driven by changes in volumes sold for each asset.
D&A expense for the YTD 2023 was $126.1 million higher than in YTD 2022, primarily from the same drivers affecting quarter-over-quarter depreciation, aside from Morococha having lower depreciation from being placed on care and maintenance.
4)Impairment charge was $nil for both Q3 2023 and Q3 2022.
Impairment charge for the YTD 2023 was $56.7 million lower than in YTD 2022 due to the impairment recorded on Morococha in Q2 2023 being lower than the Dolores mine impairment recorded in Q2 2022.
As described in "the Strategic Dispositions" section of this MD&A, as at June 30, 2023, the Company's Morococha mine was held for sale, and was then subsequently sold in September 2023, which resulted in a pre-tax impairment charge of $42.4 million ($33.3 million net of tax) during Q2 2023.
5)Foreign exchange gain for Q3 2023 and YTD 2023 was $16.8 million and $27.2 million higher than in Q3 2022 and YTD 2022, respectively, primarily due to gains driven from funding the Argentine operations under a multiple exchange rate regime.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
6)Gains on sale of mineral properties, plant and equipment for Q3 2023 and YTD 2023 were $10.6 million and $9.6 million higher than in Q3 2022 and YTD 2022, respectively. The increases were primarily a result of the $6.7 million gain recorded from the disposition of Morococha on September 22, 2023 due to working capital adjustments from the time of the impairment in Q2 2023 and the time of disposition, as described in the "Strategic Dispositions" section of this MD&A.
7)Income tax expense for Q3 2023 and YTD 2023 were $24.3 million and $0.4 million greater than the amounts in Q3 2022 and YTD 2022, respectively. The main reason for the increase in the tax expense between Q3 2023 and Q3 2022 was due to the increase in the mine operating earnings of $83.7 million.

Income tax expense for YTD 2023 and YTD 2022 had an increase in mine operating earnings of $196.4 million; however, the impact of the increased earnings was offset by the $50.4 million derecognition of deferred tax assets caused by the Dolores impairment, which increased the tax expense in 2022, but had no impact on tax expense in 2023. Furthermore, the appreciation of the Mexican Peso, and to a lesser extent the Peruvian Sol and the Brazilian Real, during 2023 (compared to 2022), has increased the foreign denominated tax attributes (mainly MPP&E ) in each of these foreign jurisdictions resulting in a decrease in deferred tax expense.
8)Interest and finance expense for Q3 2023 was $22.4 million higher than in Q3 2022. The increase was largely related to: (i) $9.1 million of interest expense on the senior notes acquired as part of the Yamana Acquisition; (ii) $4.6 million of interest expense on the SL-Credit Facility, which was undrawn during Q3 2022; and, (iii) $6.5 million attributed to increased accretion expense incurred, given the increase in reclamation obligations from the Yamana Acquisition.
Interest and finance expense for YTD 2023 was $50.8 million higher than in YTD 2022. The increase was largely related to: (i) $18.2 million of interest expense on the senior notes acquired as part of the Yamana Acquisition; (ii) $11.5 million of interest expense on the SL-Credit Facility, which was undrawn during YTD 2022; and, (iii) $14.9 million attributed to increased accretion expense incurred, given the reclamation obligations from the Yamana Acquisition.
9)Care and maintenance expenses for Q3 2023 were $11.5 million higher than in Q3 2022 due to Manantial Espejo being on care and maintenance and the MARA Project, which was acquired as part of the Yamana Acquisition.
Care and maintenance expenses for YTD 2023 were $38.5 million higher than in YTD 2022 for the same factors driving the quarter-over-quarter increase. Additionally, YTD 2023 care and maintenance expenses at Morococha were higher than YTD 2022 due to the mine being on care and maintenance for the full period of 2023 rather than the seven months in the YTD 2022 period. As described above in the "Strategic Dispositions" section of this MD&A, the dispositions of MARA and Morococha will result in lower care and maintenance expenses going forward.
10)Gains and income from associates were $nil for both Q3 2023 and Q3 2022.
Gains and income from associates for YTD 2023 were $45.4 million lower than in YTD 2022. The YTD 2022 gains and income resulted from the Q1 2022 re-designation of the Company's investment in Maverix Metals Inc. ("Maverix") from an "Investment in Associate" accounted for using the "equity method" (the Company's ownership proportion of Maverix's estimated earnings was recorded in income) to a "long-term investment" recorded at fair value beginning on March 31, 2022.
Statement of Cash Flows
Cash flow from operations in Q3 2023 was $114.6 million, $60.2 million more than the $54.4 million generated in Q3 2022, as a result of increased revenue of $277.4 million, partially offset by increased production costs (excl. NRV) of $150.1 million, both of which were largely driven by the Acquired Mines, as described above. This improvement in mine operating earnings was partially offset by (i) negative quarter-over-quarter variance in changes from non-cash working capital items of $24.6 million; (ii) increased mine care and maintenance expenses

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
of $11.5 million; (iii) increased general and administrative expenses of $8.2 million; (iv) increased income taxes paid of $15.4 million; and (v) increased interest paid of $14.8 million; all of which were the result of the Yamana Acquisition.
Changes in working capital, other than cash, drove a $3.0 million use of cash in Q3 2023 compared with a $21.6 million source of cash in Q3 2022. The $24.6 million quarter-over-quarter change from source of cash in Q3 2022 to use of cash in Q3 2023 resulted largely from a $19.0 million increase in trade and other receivables, a $17.9 million increase in cash used to settle provision liabilities, partially offset by a $15.5 million increase in cash generated from inventory draw-downs.
Cash flow from operations in YTD 2023 was $282.9 million, $138.9 million more than the $144.0 million generated in YTD 2022. This resulted from an increase in revenue of $527.2 million, partially offset by increased production costs (excl. NRV) of $320.0 million, both of which were largely driven by the Acquired Mines, as described above. Additionally, interest received was $10.3 million higher and a positive year-over-year variance in changes from non-cash working capital items of $26.3 million contributed to the increase in operating cash flow. This was offset by increases in: (i) mine care and maintenance expenses of $38.5 million; (ii) transaction and integration costs of $25.0 million; (iii) general and administrative expenses of $17.0 million; and (iv) interest paid of $29.6 million; all of which were the result of the Yamana Acquisition.
Changes in working capital, other than cash, drove a $13.3 million source of cash in YTD 2023 compared with a $13.0 million use of cash in YTD 2022. The $26.3 million period-over-period change was largely from a $46.4 million increase in cash from inventory draw-downs in the YTD 2023 period contrasted with buildups recorded in YTD 2022, as well as $31.7 million increased trade and other receivables draw-downs. This was offset by increased cash used in settling provisions and accounts payable and accrued liabilities of $39.8 million and $15.3 million, respectively, compared to YTD 2022.
Investing activities in Q3 2023 generated $193.7 million, primarily related to the proceeds from the disposition of subsidiaries of $498.6 million, of which $475.0 million and $23.6 million arose from the MARA and Morococha dispositions, respectively, as described in the "Strategic Dispositions" section of this MD&A. This was offset by $194.1 million of cash disposed in sale of subsidiaries and $108.7 million spent on mineral properties, plant and equipment ("MPP&E") at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A. Additional decreases include a net outflow of $8.1 million from the purchase of New Pacific Metals Corp. shares, offset by proceeds from the sale of other short-term equity investments. In Q3 2022, investing activities used $67.7 million, primarily related to the $69.1 million spent on MPP&E at the Company’s mines and projects.
Investing activities in YTD 2023 generated $468.5 million, primarily related to the proceeds from the disposition of subsidiaries of $503.6 million, as described above, with an additional $5.0 million attributed to a deposit made in June for the Morococha disposition. There was an increase of $259.5 million of cash acquired from the Yamana Acquisition and $144.7 million from the sale of various short-term equity investments, including the Company's long-term investment in Maverix. This was offset by $194.1 million of cash disposed in sale of subsidiaries and spending of $260.2 million on MPP&E at the Company’s mines and projects, as previously described in the “Operating Performance” sections of this MD&A.
In YTD 2022, $187.2 million was used, primarily related to the $202.4 million spent on MPP&E at the Company’s mines and projects, which was partially offset by the $8.2 million received from a third-party as partial compensation for the closure and reclamation of the Morococha processing facility and $6.3 million of net proceeds from derivatives.
Financing activities in Q3 2023 utilized $336.4 million compared to $26.4 million used in the comparative period. In Q3 2023, the Company repaid a net $294.8 million of debt, which included $280.0 million and $10.4 million on the SL-Credit Facility and short-term loans in Brazil, respectively. Additionally, $36.5 million of dividends were paid. In Q3 2022, financing activities used $26.4 million, which primarily comprised $23.2 million in dividends and $4.3 million of lease repayments.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Financing activities in YTD 2023 used $506.3 million in cash compared to $84.3 million used in YTD 2022. In YTD 2023, the Company repaid a net $398.9 million of debt, comprised of the $205.0 million outstanding balance on the Yamana revolving credit facility as part of the closing of the Yamana Acquisition, $160.0 million net repayment of the SL-Credit Facility, $12.1 million related to Peruvian construction loans and $10.4 million related to short-term loans in Brazil. The Company also paid $94.0 million in dividends and spent $24.9 million on lease repayments. Financing activities in YTD 2022 utilized $84.3 million of cash, and were primarily related to $73.7 million in dividends to shareholders and $11.1 million of lease repayments.
Liquidity and Financial Position
Liquidity
The Company's cash and short-term investments decreased by $23.2 million during Q3 2023, largely reflecting $309.8 million in debt repayments, $194.1 million in cash disposed related to the MARA and Morococha entities divestments, $108.7 million in investments in MPP&E additions, and $36.5 million in dividend payments, offset by operating cash flow of $114.6 million and $498.6 million in proceeds, largely from the MARA and Morococha dispositions.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.
Working capital of $832.1 million at September 30, 2023 was $408.5 million higher than working capital of $423.6 million at December 31, 2022; largely as a result of the working capital acquired as part of the Yamana Acquisition.
The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties.
The Company’s financial position at September 30, 2023, and the operating cash flows that are expected over the next 12 months, lead Management to believe that the Company’s liquid assets and available credit from the revolving SL-Credit Facility are sufficient to satisfy our 2023 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
Credit Facility, Senior Notes and Commitments
As of September 30, 2023, the Company was in compliance with all financial covenants under its $750.0 million revolving SL-Credit Facility, which was undrawn, following net repayment in Q3 2023 of the $280.0 million drawn. The borrowing costs under the Company's SL-Credit Facility are based on the Company's leverage ratio subject to pricing adjustments based on the Company's sustainability performance ratings and scores based on the credit ratings from Moody's and S&P Global's at either: (i) SOFR plus 1.15% to 2.30% or; (ii) The Bank of Montreal's Base Rate on U.S. dollar denominated commercial loans plus 0.15% to 1.30%. Under the ratings based pricing, undrawn amounts under the SL-Credit Facility are subject to a stand-by fee of 0.23% to 0.46% per annum, dependent on the Company's credit rating and subject to pricing adjustments based on sustainability performance ratings and scores. The Company's SL-Credit Facility matures on August 8, 2025.
As part of the Yamana Acquisition, the Company acquired the following senior notes: senior notes of $283 million in aggregate principal with a 4.625% coupon and maturing in December 2027; and senior notes of $500 million in aggregate principal with a 2.63% coupon and maturing in August 2031 (collectively "Senior Notes"). The Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 8(f)(ii) of the 2022 Annual Financial Statements, and in the "Liquidity and Capital Position" section of the Company's annual 2022 Management Discussion and Analysis (the "2022 Annual MD&A"). Since December 31, 2022, there have been no significant changes to these contractual obligations and commitments.
Outstanding Share Amounts
As at September 30, 2023, the Company had approximately 0.4 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $17.53 to CAD $39.48 and a weighted average life of 4.6 years. Approximately 0.2 million of the stock options were vested and exercisable at September 30, 2023, with an average weighted exercise price of CAD $21.54 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at November 7, 2023
Common shares	364,439
Options	370
Total	364,809
As part of the acquisition of Tahoe Resources Inc. ("Tahoe") on February 22, 2019, the Company issued 313.9 million Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of September 30, 2023, there were 313.9 million CVRs outstanding, which were convertible into 15.6 million common shares.
Closure and Decommissioning Provision
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using Management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of September 30, 2023 was $864.8 million (December 31, 2022 - $679.8 million) using inflation rates of between 1% and 6% (December 31, 2022 - between 2% and 6%). The inflated and discounted provision on the statement of financial position as at September 30, 2023 was $394.9 million (December 31, 2022 - $296.2 million), using discount rates between 4% and 11% (December 31, 2022 - between 3% and 11%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be substantially paid through 2075, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q3 2023 were primarily a result of the disposal of MARA and Morococha, updates to assumed inflation and discount rates, increased site disturbance from the ordinary course of operations at the mines, reclamation activities, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q3 2023 and YTD 2023 as finance expense was $10.2 million and $26.0 million, respectively (Q3 2022 and YTD 2022 - $3.7 million and $11.1 million, respectively). Reclamation expenditures incurred during Q3 2023 and YTD 2023 were $10.2 million and $18.6 million, respectively (Q3 2022 and YTD 2022 - $0.8 million and $2.6 million, respectively).

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

2023	Quarter Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30
Revenue	$390.3	$639.9	$616.3
Mine operating earnings	$77.2	$70.6	$61.9
Earnings (loss) for the period attributable to equity holders	$16.4	$(46.8)	$(21.8)
Basic earnings (loss) per share	$0.08	$(0.13)	$(0.06)
Diluted earnings (loss) per share	$0.08	$(0.13)	$(0.06)
Cash flow from operating activities	$51.3	$117.0	$114.6
Cash dividends paid per share	$0.10	$0.10	$0.10
Other financial information
Total assets	$9,112.7	$8,962.2	$7,534.0
Total long-term financial liabilities(1)	$1,761.1	$1,731.2	$1,249.1
Total attributable shareholders’ equity	$4,997.4	$4,909.9	$4,848.3
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

2022	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$439.9	$340.5	$338.9	$375.5	$1,494.8
Mine operating earnings (loss)	$66.8	$(31.7)	$(21.8)	$35.0	$48.3
Earnings (loss) for the period attributable to equity holders	$76.5	$(174.0)	$(71.5)	$(172.8)	$(341.8)
Basic earnings (loss) per share	$0.36	$(0.83)	$(0.34)	$(0.81)	$(1.62)
Diluted earnings (loss) per share	$0.36	$(0.83)	$(0.34)	$(0.81)	$(1.62)
Cash flow from operating activities(1)	$68.8	$20.8	$54.4	$(112.1)	$31.9
Cash dividends paid per share	$0.12	$0.12	$0.11	$0.10	$0.45
Other financial information
Total assets					$3,248.5
Total long-term financial liabilities(2)					$511.8
Total attributable shareholders’ equity					$2,195.5
(1)Cash flow from operating activities in the three months ended December 31, 2022 includes $157.3 million of transaction and integration costs related to the Yamana Acquisition.
(2)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

2021	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$368.1	$382.1	$460.3	$422.2	$1,632.7
Mine operating earnings	$90.0	$103.0	$98.9	$76.0	$367.9
(Loss) earnings for the period attributable to equity holders	$(7.8)	$70.9	$20.3	$14.0	$97.4
Basic (loss) earnings per share	$(0.04)	$0.34	$0.10	$0.06	$0.46
Diluted (loss) earnings per share	$(0.04)	$0.34	$0.10	$0.06	$0.46
Cash flow from operating activities	$29.9	$87.1	$157.0	$118.1	$392.1
Cash dividends paid per share	$0.07	$0.07	$0.10	$0.10	$0.34
Other financial information
Total assets					$3,518.6
Total long-term financial liabilities(1)					$297.6
Total attributable shareholders’ equity					$2,631.6
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
OPERATING METRICS

	Three months ended September 30, 2023
	La Colorada	Cerro Moro(1)	Huaron	San Vicente(2)	Jacobina(1)	El Peñon(1)	Timmins	Shahuindo	La Arena	Minera Florida(1)	Dolores	Total
Ore tonnes mined – kt	120	100	233	90	725	250	355	3,425	3,449	216	1,255	10,219
Waste tonnes mined – kt		645						5,596	4,203		2,719	13,163
Tonnes processed – kt	119	105	232	93	757	353	360	3,437	3,577	236	1,926	11,196
Grade
Silver – g/t	285.8	406.1	144.1	285.7		98.0	—	6.9	0.8	17.2	17.5
Gold – g/t		8.43			2.09	2.70	2.86	0.44	0.28	3.40	0.57
Zinc – %	1.69		2.38	3.21						0.93
Lead – %	0.94		1.77	0.34						0.15
Copper – %			0.60	0.22
Production
Silver – koz	1,009	1,265	896	779		1,011	4	68	11	89	555	5,687
Gold – koz	0.6	27.0	0.3	—	48.3	29.1	32.3	32.4	23.1	24.2	27.0	244.2
Zinc – kt	1.7		4.4	2.5						0.9		9.5
Lead – kt	1.0		3.3	0.3						0.3		4.9
Copper – kt	—		1.1	0.2								1.2

	Three months ended September 30, 2022
	La Colorada	Huaron	San Vicente(2)	Manantial Espejo	Timmins	Shahuindo	La Arena	Dolores	Total
Ore tonnes mined – kt	171	230	91	99	431	3,578	3,428	1,943	9,972
Waste tonnes mined – kt						5,333	5,187	6,707	17,227
Tonnes processed – kt	171	237	89	179	427	3,748	3,480	1,890	10,221
Grade
Silver – g/t	297.9	136.1	274.6	168.1	—	5.9	0.7	20.4
Gold – g/t				1.19	2.42	0.55	0.36	0.69
Zinc – %	1.77	2.23	3.21
Lead – %	1.00	1.46	0.30
Copper – %		0.50	0.16
Production
Silver – koz	1,494	855	701	857	3	59	7	560	4,537
Gold – koz	1.0	0.3	—	6.4	31.1	35.9	21.5	32.5	129
Zinc – kt	2.5	4.1	2.3						8.9
Lead – kt	1.4	2.8	0.2						4.4
Copper – kt	—	0.8	0.1						0.9

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Nine months ended September 30, 2023
	La Colorada	Cerro Moro(1)	Huaron	San Vicente(2)	Manantial Espejo	Jacobina(1)	El Peñon(1)	Timmins	Shahuindo	La Arena	Minera Florida(1)	Dolores	Total
Ore tonnes mined – kt	436	206	708	275	—	1,506	509	1,115	9,382	9,081	458	6,673	30,348
Waste tonnes mined – kt		1,177							13,582	13,926		9,368	38,053
Tonnes processed – kt	443	208	707	278	10	1,541	686	1,141	9,371	9,080	500	5,633	29,598
Grade
Silver – g/t	273.3	859.2	142.8	274.1	205.1		103.7	—	7.1	0.8	18.7	19.2
Gold – g/t		8.63			2.13	2.02	2.96	2.69	0.47	0.29	3.14	0.59
Zinc – %	1.67		2.49	3.20							0.66
Lead – %	0.93		1.66	0.33							0.12
Copper – %			0.59	0.21
Production
Silver – koz	3,586	2,661	2,703	2,240	191		2,053	12	207	30	203	1,718	15,602
Gold – koz	1.9	54.4	0.8	0.1	1.7	96.6	61.8	97.7	105.2	65.4	47.7	81.7	615.1
Zinc – kt	6.2		13.8	7.4							1.9		29.4
Lead – kt	3.6		9.7	0.8							0.6		14.6
Copper – kt	0.1		3.1	0.4									3.6

	Nine months ended September 30, 2022
	La Colorada	Huaron	Morococha(2)	San Vicente(2)	Manantial Espejo	Timmins	Shahuindo	La Arena	Dolores	Total
Ore tonnes mined – kt	478	706	96	252	262	1,263	10,561	7,688	4,712	26,018
Waste tonnes mined – kt							15,211	18,779	20,060	54,051
Tonnes processed – kt	478	706	101	249	483	1,246	10,785	7,739	5,882	27,668
Grade
Silver – g/t	327.1	140.1	112.3	253.2	177.3	—	5.3	0.6	16.6
Gold – g/t					1.27	2.63	0.46	0.34	0.62
Zinc – %	1.85	2.19	3.12	2.99
Lead – %	1.03	1.46	0.96	0.29
Copper – %		0.62	0.60	0.20
Production
Silver – koz	4,589	2,635	324	1,823	2,453	12	184	23	1,651	13,692
Gold – koz	2.6	0.7	0.1	0.1	17.7	100.7	101.7	62.3	102.3	388.1
Zinc – kt	7.5	11.9	2.7	6.1						28.1
Lead – kt	4.1	8.2	0.7	0.6						13.7
Copper – kt	—	3.1	0.5	0.4						4.0
(1)Acquired Mines data represent operating results from March 31, 2023 to September 30, 2023.
(2)Morococha data represents Pan American's 92.3% interest in the mine's production. San Vicente data represents Pan American's 95.0% interest in the mine's production.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than gold ("gold segment by-product credits"), and are calculated per ounce of gold sold.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision-making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), as well as other items that affect the Company’s consolidated cash flow.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In millions of USD, except as noted)	Three months ended September 30, 2023	Three months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Production costs	$122.8	$98.6	$279.6	$176.6
Restructuring and end-of-life severance accruals and payments(1)	—	(9.3)	(0.8)	(0.1)
Purchase price allocation inventory fair value adjustment(2)	—	—	—	—
NRV inventory adjustments	0.3	1.8	7.6	(16.9)
On-site direct operating costs	123.1	91.1	286.4	159.6
Royalties	6.1	3.8	6.2	3.9
Smelting, refining and direct selling charges(3)	18.5	11.6	2.0	0.1
Cash cost of sales before by-product credits	147.8	106.5	294.6	163.6
Silver segment by-product credits(3)	(94.8)	(53.4)	—	—
Gold segment by-product credits(3)	—	—	(44.2)	(12.1)
Cash Costs	$53.0	$53.1	$250.4	$151.5

NRV inventory adjustments	(0.3)	(1.8)	(7.6)	16.9
Sustaining capital	19.8	13.4	56.9	35.3
Exploration and project development(4)	—	—	—	—
Reclamation cost accretion(5)	1.0	0.5	6.3	2.8
All-in sustaining costs	$73.4	$65.3	$306.1	$206.4

Silver segment silver ounces sold (Moz)	4.0	3.6	—	—
Gold segment gold ounces sold (koz)	—	—	211.0	127.9
Cash costs per ounce sold	$13.13	$14.62	$1,187	$1,184
AISC per ounce sold	$18.19	$17.97	$1,451	$1,614
AISC per ounce sold (excluding NRV inventory adjustments)	$18.27	$18.46	$1,487	$1,482

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In millions of USD, except as noted)	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Production costs	$331.4	$294.7	$706.9	$547.5
Restructuring and end-of-life severance accruals and payments(1)	(9.8)	(15.0)	(3.7)	(2.2)
Purchase price allocation inventory fair value adjustment(2)	(6.2)	—	(26.0)	—
NRV inventory adjustments	(2.9)	(4.7)	34.5	(87.7)
On-site direct operating costs	312.4	275.0	711.8	457.6
Royalties	19.2	13.5	16.4	13.5
Smelting, refining and direct selling charges(3)	51.2	41.5	2.8	0.2
Cash cost of sales before by-product credits	382.7	330.1	731.0	471.2
Silver segment by-product credits(3)	(247.3)	(190.0)	—	—
Gold segment by-product credits(3)	—	—	(105.4)	(42.5)
Cash Costs	$135.4	$140.1	$625.6	$428.8

NRV inventory adjustments	2.9	4.7	(34.5)	87.7
Sustaining capital	47.1	38.1	148.7	123.1
Exploration and project development(4)	—	—	—	—
Reclamation cost accretion(5)	2.6	1.7	17.4	8.4
All-in sustaining costs	$188.1	$184.5	$757.1	$647.9

Silver segment silver ounces sold (Moz)	11.7	11.5	—	—
Gold segment gold ounces sold (koz)	—	—	561	381
Cash costs per ounce sold	$11.55	$12.21	$1,116	$1,127
AISC per ounce sold	$16.05	$16.09	$1,350	$1,703
AISC per ounce sold (excluding NRV inventory adjustments)	$15.79	$15.68	$1,412	$1,472
(1)Included in production costs line of the consolidated income statements. Restructuring and end-of-life severance accruals and payments reflect mine operation severance payments related to non-recurring asset workforce restructurings and mine closures.
(2)Included in production costs line of the consolidated income statements. Purchase price allocation inventory fair value adjustments reflect adjustments to inventory values for inventories acquired as part of Yamana Acquisition.
(3)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.
(4)Exploration and project development expenditures exclude $3.8 million and $10.8 million for Q3 2023 and YTD 2023, respectively (Q3 2022 and YTD 2022: $2.8 million and $9.8 million, respectively) of exploration expenditures related to non-operating properties.
(5)Reclamation cost accretion excludes $2.9 million and $6.1 million for Q3 2023 and YTD 2023, respectively (Q3 2022 and YTD 2022: $0.4 million and $1.0 million, respectively) of accretion related to non-operating properties.

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended September 30,		Nine months ended September 30,
(in millions of USD)	2023	2022	2023	2022
Payments for mineral properties, plant and equipment(1)	$108.6	$69.1	$260.2	$202.3
Add/(Subtract)
Lease Payments(1)	12.5	4.2	24.9	11.1
Repayment of loans(2)	4.3	1.6	10.2	3.6
La Colorada investment (non-sustaining) capital	(14.0)	(24.0)	(34.2)	(49.9)
Jacobina investment (non-sustaining) capital	(8.1)	—	(13.6)	—
Huaron investment (non-sustaining) capital	(1.5)	—	(3.7)	—
MARA investment (non-sustaining) capital	(17.3)	—	(35.9)	—
Other investment (non-sustaining) capital	(7.9)	(2.3)	(12.1)	(5.9)
Sustaining Capital	$76.7	$48.7	$195.8	$161.2
(1)As presented on the consolidated statements of cash flows.
(2)As presented on the consolidated statements of cash flows. Related to repayments of construction loans for leach pad expansions in Peru and equipment loans in Chile.

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended September 30, 2023
(In millions of USD, except as noted)	La Colorada	Cerro Moro	Huaron	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$31.7	$52.0	$26.2	$9.1	$3.8	$122.8
NRV inventory adjustments	0.3	—	—	—	—	0.3
On-site direct operating costs	32.0	52.0	26.2	9.1	3.8	123.1
Royalties	0.2	2.5	—	3.5	—	6.1
Smelting, refining & direct selling costs	2.0	9.0	6.3	1.1	—	18.5
Cash Costs before by-product credits	34.2	63.5	32.6	13.7	3.8	147.8
Silver segment by-product credits	(6.8)	(59.7)	(23.1)	(2.9)	(2.4)	(94.8)
Cash Costs	$27.4	$3.9	$9.5	$10.8	$1.4	$53.0

NRV inventory adjustments	(0.3)	—	—	—	—	(0.3)
Sustaining capital	6.7	5.5	6.4	1.1	—	19.8
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	0.2	0.3	0.3	0.1	0.2	1.0
All-in sustaining costs	$34.0	$9.6	$16.2	$12.0	$1.6	$73.4

Silver segment silver ounces sold (Moz)	1.12	1.39	0.80	0.56	0.16	4.03

Cash cost per ounce sold	$24.46	$2.77	$11.94	$19.19	$8.58	$13.13
AISC per ounce sold	$30.30	$6.91	$20.37	$21.37	$9.64	$18.19
AISC per ounce sold (excluding NRV inventory adjustments)	$30.61	$6.91	$20.37	$21.37	$9.64	$18.27

SILVER SEGMENT	Three months ended September 30, 2022
(In millions of USD, except as noted)	La Colorada	Huaron	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$24.4	$27.6	$12.8	$34.3	$98.6
Restructuring and end-of-life severance accruals and payments	—	—	—	(9.8)	(9.3)
NRV inventory adjustments	—	—	—	1.8	1.8
On-site direct operating costs	24.4	27.6	12.8	26.3	91.1
Royalties	0.1	—	3.1	0.6	3.8
Smelting, refining & direct selling costs	3.0	4.5	2.4	1.8	11.6
Cash Costs before by-product credits	27.5	32.1	18.2	28.7	106.5
Silver segment by-product credits	(10.0)	(23.7)	(9.3)	(10.3)	(53.4)
Cash Costs	$17.5	$8.4	$8.8	$18.4	$53.1

NRV inventory adjustments	—	—	—	(1.8)	(1.8)
Sustaining capital	8.5	3.8	0.3	1.0	13.4
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	0.1	0.2	0.1	0.1	0.5
All-in sustaining costs	$26.1	$12.3	$9.2	$17.7	$65.3

Silver segment silver ounces sold (Moz)	1.41	0.77	0.68	0.78	3.63

Cash cost per ounce sold	$12.43	$10.93	$12.98	$23.69	$14.62
AISC per ounce sold	$18.50	$16.09	$13.49	$22.80	$17.97
AISC per ounce sold (excluding NRV inventory adjustments)	$18.50	$16.09	$13.49	$25.11	$18.46

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

SILVER SEGMENT	Nine months ended September 30, 2023
(In thousands of USD, except as noted)	La Colorada	Cerro Moro	Huaron	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$93.7	$88.2	$79.3	$38.1	$32.1	$331.4
Restructuring and end-of-life severance accruals and payments	—	(1.0)	—	—	(8.8)	(9.8)
Purchase price allocation inventory fair value adjustment	—	(6.2)	—	—	—	(6.2)
NRV inventory adjustments	(2.9)	—	—	—	(0.1)	(2.9)
On-site direct operating costs	90.8	80.9	79.3	38.1	23.2	312.4
Royalties	0.4	5.5	—	12.9	0.3	19.2
Smelting, refining & direct selling costs	8.0	15.0	19.6	7.1	1.6	51.2
Cash Costs before by-product credits	99.3	101.5	98.8	58.1	25.1	382.7
Silver segment by-product credits	(25.9)	(101.7)	(76.5)	(26.4)	(16.9)	(247.3)
Cash Costs	$73.4	$(0.2)	$22.3	$31.7	$8.2	$135.4

NRV inventory adjustments	2.9	—	—	—	0.1	2.9
Sustaining capital	14.5	14.4	15.2	2.8	0.2	47.1
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	0.5	0.5	0.8	0.2	0.5	2.6
All-in sustaining costs	$91.2	$14.8	$38.3	$34.7	$9.0	$188.1

Silver segment silver ounces sold (koz)	3.72	2.55	2.44	2.05	0.96	11.72

Cash cost per ounce sold	$19.72	$(0.08)	$9.12	$15.51	$8.56	$11.55
AISC per ounce sold	$24.50	$5.80	$15.68	$16.99	$9.39	$16.05
AISC per ounce sold (excluding NRV inventory adjustments)	$23.73	$5.80	$15.68	$16.99	$9.30	$15.79

SILVER SEGMENT	Nine months ended September 30, 2022
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$70.4	$73.6	$20.5	$38.5	$91.6	$294.7
Restructuring and end-of-life severance accruals and payments	—	—	(5.2)	—	(9.8)	(15.0)
NRV inventory adjustments	—	—	—	—	(4.7)	(4.7)
On-site direct operating costs	70.4	73.6	15.3	38.5	77.1	275.0
Royalties	0.6	—	—	10.3	2.6	13.5
Smelting, refining & direct selling costs	9.7	16.1	3.6	6.3	5.9	41.5
Cash Costs before by-product credits	80.7	89.7	18.9	55.1	85.7	330.1
Silver segment by-product credits	(34.5)	(78.9)	(17.0)	(24.7)	(34.9)	(190.0)
Cash Costs	$46.2	$10.8	$1.9	$30.4	$50.8	$140.1

NRV inventory adjustments	—	—	—	—	4.7	4.7
Sustaining capital	17.6	10.0	0.3	6.5	3.6	38.1
Exploration and project development						—
Reclamation cost accretion	0.4	0.6	0.1	0.2	0.4	1.7
All-in sustaining costs	$64.2	$21.4	$2.4	$37.2	$59.4	$184.5

Silver segment silver ounces sold (koz)	4.41	2.17	0.33	2.07	2.49	11.47

Cash cost per ounce sold	$10.49	$4.97	$5.68	$14.65	$20.43	$12.21
AISC per ounce sold	$14.57	$9.84	$7.08	$17.92	$23.91	$16.09
AISC per ounce sold (excluding NRV inventory adjustments)	$14.57	$9.84	$7.08	$17.92	$22.03	$15.68

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended September 30, 2023
(In millions of USD, except as noted)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$40.6	$59.1	$43.4	$34.0	$29.5	$42.6	$30.3	$279.6
Restructuring and end-of-life severance accruals and payments	(0.3)	—	—	—	—	—	(0.5)	(0.8)
NRV inventory adjustments	—	—	—	—	—	—	7.6	7.6
On-site direct operating costs	40.3	59.1	43.4	34.0	29.5	42.6	37.4	286.4
Royalties	1.4	—	2.0	—	—	0.6	2.3	6.2
Smelting, refining & direct selling costs	0.6	1.5	—	—	—	(0.2)	—	2.0
Cash Costs before by-product credits	42.2	60.7	45.4	34.0	29.5	43.0	39.7	294.6
Gold segment by-product credits	—	(24.0)	—	(1.8)	(0.2)	(4.2)	(13.9)	(44.2)
Cash Costs of Sales	$42.2	$36.7	$45.4	$32.2	$29.3	$38.8	$25.9	$250.4

NRV inventory adjustments	—	—	—	—	—	—	(7.6)	(7.6)
Sustaining capital	15.8	2.8	13.2	16.3	4.1	2.7	2.1	56.9
Exploration and project development	—	—	—	—	—	—	—	—
Reclamation cost accretion	0.4	0.5	0.1	0.9	1.6	0.7	2.0	6.3
All-in sustaining costs	$58.3	$40.0	$58.7	$49.4	$35.1	$42.2	$22.4	$306.1

Gold segment gold ounces sold (koz)	45.6	29.1	29.0	33.2	22.7	24.3	27.1	211.0

Cash cost per ounce sold	$925	$1,259	$1,565	$971	$1,293	$1,597	$954	$1,187
AISC per ounce sold	$1,279	$1,372	$2,024	$1,488	$1,546	$1,740	$827	$1,451
AISC per ounce sold (excluding NRV inventory adjustments)	$1,279	$1,372	$2,024	$1,488	$1,546	$1,740	$1,107	$1,487

GOLD SEGMENT	Three months ended September 30, 2022
(In millions of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$65.7	$36.5	$28.5	$45.8	$176.6
Restructuring and end-of-life severance accruals and payments	(0.1)	—	—	—	(0.1)
NRV inventory adjustments	(16.9)	—	—	—	(16.9)
On-site direct operating costs	48.7	36.5	28.5	45.8	159.6
Royalties	2.4	—	—	1.5	3.9
Smelting, refining & direct selling costs	—	—	—	0.1	0.1
Cash Costs before by-product credits	51.2	36.5	28.5	47.4	163.6
Gold segment by-product credits	(11.3)	(0.6)	(0.1)	—	(12.1)
Cash Costs of Sales	$39.9	$35.9	$28.4	$47.3	$151.5

NRV inventory adjustments	16.9	—	—	—	16.9
Sustaining capital	5.3	12.0	9.7	8.2	35.3
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	1.4	0.6	0.7	—	2.8
All-in sustaining costs	$63.5	$48.6	$38.8	$55.6	$206.4

Gold segment gold ounces sold (koz)	33.4	35.1	25.1	34.3	127.9

Cash cost per ounce sold	$1,193	$1,023	$1,128	$1,382	$1,184
AISC per ounce sold	$1,899	$1,385	$1,542	$1,625	$1,614
AISC per ounce sold (excluding NRV inventory adjustments)	$1,393	$1,385	$1,542	$1,625	$1,482

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

GOLD SEGMENT	Nine months ended September 30, 2023
(In thousands of USD, except as noted)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$83.9	$127.3	$141.3	$105.2	$87.3	$84.4	$77.5	$706.9
Restructuring and end-of-life severance accruals and payments	(0.5)	—	—	—	—	—	(3.3)	(3.7)
Purchase price allocation inventory fair value adjustment	(12.6)	(12.4)	—	—	—	(1.0)	—	(26.0)
NRV inventory adjustments	—	—	—	—	—	—	34.5	34.5
On-site direct operating costs	70.8	114.9	141.3	105.2	87.3	83.5	108.8	711.8
Royalties	2.7	0.1	5.8	—	—	0.8	6.9	16.4
Smelting, refining & direct selling costs	0.6	1.5	0.1	—	—	0.6	—	2.8
Cash Costs before by-product credits	74.1	116.6	147.2	105.2	87.3	84.9	115.7	731.0
Gold segment by-product credits	—	(49.9)	(0.1)	(4.4)	(0.8)	(11.2)	(38.9)	(105.4)
Cash Costs of Sales	$74.1	$66.7	$147.1	$100.8	$86.5	$73.6	$76.8	$625.6

NRV inventory adjustments	—	—	—	—	—	—	(34.5)	(34.5)
Sustaining capital	30.2	11.6	30.0	46.7	9.0	13.2	8.0	148.7
Exploration and project development								—
Reclamation cost accretion	0.8	1.0	0.4	2.7	4.9	1.5	6.1	17.4
All-in sustaining costs	$105.1	$79.3	$177.5	$150.3	$100.5	$88.3	$56.3	$757.1

Gold segment gold ounces sold	91.6	65.4	97.3	105.6	70.1	49.0	81.7	560.8

Cash cost per ounce sold	$808	$1,020	$1,511	$955	$1,234	$1,504	$939	$1,116
AISC per ounce sold	$1,146	$1,213	$1,823	$1,423	$1,433	$1,804	$688	$1,350
AISC per ounce sold (excluding NRV inventory adjustments)	$1,146	$1,213	$1,823	$1,423	$1,433	$1,804	$1,111	$1,412

GOLD SEGMENT	Nine months ended September 30, 2022
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$235.2	$102.1	$73.2	$137.0	$547.5
Restructuring and end-of-life severance accruals and payments	(2.2)	—	—	—	(2.2)
NRV inventory adjustments	(87.7)	—	—	—	(87.7)
On-site direct operating costs	145.3	102.1	73.2	137.0	457.6
Royalties	8.3	—	—	5.1	13.5
Smelting, refining & direct selling costs	—	—	—	0.1	0.2
Cash Costs before by-product credits	153.6	102.1	73.2	142.3	471.2
Gold segment by-product credits	(37.6)	(4.1)	(0.6)	(0.1)	(42.5)
Cash Costs of Sales	$116.1	$97.9	$72.6	$142.2	$428.8

NRV inventory adjustments	87.7	—	—	—	87.7
Sustaining capital	31.2	27.8	36.6	27.4	123.1
Exploration and project development					—
Reclamation cost accretion	4.1	1.9	2.2	0.1	8.4
All-in sustaining costs	$239.1	$127.7	$111.4	$169.7	$647.9

Gold segment gold ounces sold	108.4	99.0	68.7	104.4	380.5

Cash cost per ounce sold	$1,071	$989	$1,056	$1,362	$1,127
AISC per ounce sold	$2,207	$1,289	$1,620	$1,626	$1,703
AISC per ounce sold (excluding NRV inventory adjustments)	$1,398	$1,289	$1,620	$1,626	$1,472

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in Management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and nine months ended September 30, 2023 and 2022, to the net earnings for each period.

	Three months ended September 30,		Nine months ended September 30,
(In millions of USD, except as noted)	2023	2022	2023	2022
Net loss for the period	$(22.7)	$(71.2)	$(53.6)	$(168.0)
Adjust for:
Impairment charges	—	—	42.4	99.1
Unrealized foreign exchange (gains) losses	(1.0)	3.8	—	9.7
Net realizable value heap inventory expense	3.1	30.6	5.3	108.2
Acquired Mines fair value inventory expense	—	—	32.3	—
Derivative unrealized losses	7.8	7.8	10.9	4.7
Loss (Gains and income) from associates	—	—	0.4	(45.0)
Severance provisions	2.8	9.4	23.7	17.4
Mineral property, plant and equipment (gains) losses on sale	(10.0)	0.6	(8.3)	1.3
Transaction and integration costs	0.6	—	25.0	—
Investment loss	7.8	12.6	8.8	17.5
Closure and decommissioning liability	—	—	1.9	—
Effect of taxes on adjusting items	(1.7)	(5.7)	(20.9)	(19.8)
Effect of foreign exchange on taxes	16.4	9.3	(28.8)	(2.4)
Total adjustments	$25.8	$68.4	$92.7	$190.7
Adjusted earnings (loss) for the period	$3.1	$(2.8)	$39.1	$22.7
Weighted average shares for the period	364.4	210.5	313.7	210.5
Adjusted earnings (loss) per share for the period	$0.01	$(0.01)	$0.12	$0.11
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt (including amounts drawn on the SL-Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short-term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia, Chile, Brazil and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate; risks related to the Yamana Acquisition and the related integration of the Acquired Mines, offices, employees, IT systems, logistics, procurement and sales processes; and risks relating to the spread of contagions, such as COVID-19. Certain of these risks, and additional risks and uncertainties, are described below, and are more fully described in Pan American’s Annual Information Form dated February 22, 2023 (available on SEDAR+ at www.sedarplus.ca) and Form 40-F filed with the SEC, and in the Financial Instruments section of the 2022 Annual Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the 2022 Annual Financial Statements under Note 8 "Financial Instruments" and in the Q3 2023 Financial Statements under Note 6 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2023.
The following provides a description of the risks related to financial instruments and how management manages these risks:
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and increase in the price of consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure.
As at September 30, 2022, the Company had outstanding collars made up of put and call contracts for its exposure to zinc (900 tonnes); as well as an outstanding forward contract for its exposure to zinc (900 tonnes) with settlement dates between October 2022 and December 2022. The Company did not have any zinc contracts

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
outstanding during the comparable periods in 2023. During 2020, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices. The Company did not have any diesel contracts outstanding during the comparable periods in 2023.
The Company recorded the following derivative gains and losses on commodities for the three and nine months ended September 30, 2023:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Zinc gains	$—	$—	$—	$1.8
Diesel (losses) gains	—	(0.6)	—	4.2
Other	—	(1.0)	0.8	(1.2)
	$—	$(1.6)	$0.8	$4.8
Trading Activities and Credit Risk
The zinc, lead, copper, and silver concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour our contractual arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
As at September 30, 2023, we had receivable balances associated with buyers of our concentrates of $23.6 million (December 31, 2022 - $28.7 million). The vast majority of our concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long-term agreements with fixed refining terms at eleven separate refineries worldwide. The Company generally retains the title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. As at September 30, 2023, we had approximately $45.4 million (December 31, 2022 - $37.0 million) contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, and in-transit to refineries. Risk is transferred to the refineries at various stages from mine site to refinery.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at September 30, 2023, we had made $9.9 million of supplier advances (December 31, 2022 - $8.9 million), which are reflected in "Trade and other receivables" on the condensed interim consolidated statements of financial position.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, supplier advances, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.
Foreign currency exchange rate risk
We report our financial statements in USD; however we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Pan American held cash and short-term investments of $42.3 million in CAD, $4.8 million in ARS, $0.7 million in MXN, $3.1 million in BOB, $9.6 million in PEN, $1.2 million in BRL, $1.5 million in CLP and $0.4 million in Guatemalan quetzales, as at September 30, 2023.
At September 30, 2023, Pan American had the following outstanding positions on foreign currency exposure of purchases:

	USD Notional	Weighted Average USD Forward Rate	Weighted Average USD Put Rate	Weighted Average USD Call Rate	Expiry Dates
Mexican peso collars	$4.5		$21.00	$24.35	October 2023 to December 2023
Peruvian sol forwards	$11.4	$4.02			October 2023 to December 2023
Canadian dollar collars	$21.0		$1.30	$1.34	October 2023 to December 2023
Canadian dollar forwards(1)	$39.0	$1.39			October 2023 to December 2024
Chilean peso collars(2)	$20.7		$868.40	$933.77	October 2023 to December 2024
Chilean peso forwards	$32.8	$863.95			October 2023 to December 2024
Brazilian real collars	$5.4		$5.25	$5.90	October 2023 to December 2023
Brazilian real forwards	$19.0	$5.33			October 2023 to December 2024
(1)Canadian dollar forwards: Of the $39.0 million of notional outstanding, $24.0 million of notional is related to enhanced forwards with reset strikes at $1.35 if CAD trades outside an average range of $1.30 to $1.41. Once the enhanced forward is reset, the reset strike applies for the notional if below the reset strike and for a 33% increase in notional above the reset strike.
(2)Chilean Peso collars: $12.0 million of notional is related to enhanced collars with participation between average strike rates of $910.00 and $950.00. At each monthly expiry, if CLP is above an average strike of $950.00, CLP is exercised at an average conditional strike of $942.00.
The Company recorded the following derivative gains and losses on currencies for the three and nine months ended September 30, 2023:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mexican peso gains (losses)	$0.1	$0.4	$2.4	$0.8
Peruvian sol gains (losses)	(0.5)	(0.7)	1.5	1.0
Canadian dollar gains (losses)	(1.2)	(4.6)	1.0	(5.0)
Chilean peso gains (losses)	(2.0)	—	(4.8)	—
Brazilian real gains (losses)	(0.6)	—	0.3	—
	$(4.2)	$(4.9)	$0.4	$(3.2)

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Credit Rating
There can be no assurance that the credit ratings and outlook assigned to the Company's debt securities or to the Company will remain in effect for any given period of time or that any such rating or outlook will not be revised downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the Company’s debt securities will generally affect the market price of its debt securities. In addition, real or anticipated changes in its credit ratings may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.
We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.
We are required to use a portion of our cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
While we have paid dividends to our shareholders for many years, the payment of dividends is impacted by our cash flows and liquidity situation. The payment of any future dividends is at the discretion of our Board of Directors after taking into account many factors, including availability of and sources of cash, future anticipated funding needs, our debt position, general and regional economic conditions, and expectations with respect to operational matters such as anticipated metals production and metals prices. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by Pan American.
Foreign Operations and Political Risk
The Company holds mining and exploration properties in Peru, Mexico, Argentina, Bolivia, Brazil, Chile, Canada, the United States, and Guatemala, exposing it to the socioeconomic conditions, as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; uncertain and evolving legal and regulatory environments; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies, including carbon taxes; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income, carbon and other taxes, expropriation or restrictions on the ownership of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. For example, Argentina has in the past and continues to have many highly restrictive policies with respect to foreign investment, currency controls, taxation, import and export controls, and restrictions on the ownership and use of lands, including bans on mining and the use of cyanide in certain provinces and restrictions on the amount of lands that foreign entities, directly or indirectly, can have an ownership interest in. In some cases, this may result in the loss of properties or rights that are valuable or that might otherwise be beneficial or needed in connection with our operations.
On December 30, 2020, the Argentine government issued Decree 1060/2020 that establishes a 4.5% to 8.0% export tax rate on dore and concentrate net revenues. Cerro Moro, owned by Estelar Resources, is entitled to tax stability pursuant to Argentina’s Mining Investments Law No. 24,196. Such tax stability entitles Estelar Resources to recover taxes in excess of their overall tax burden at the time of the filing of the feasibility study in 2012 for Cerro Moro. On June 16, 2021, the Argentine government enacted legislation that increased the corporate tax rate from 25% to 35% and maintains the dividend withholding tax rate at 7% retroactive to January 1, 2021.
In July 2022, a tax reform bill was being discussed in Chile, however, on March 8, 2023, the Chamber of Deputies rejected the bill. The government is currently in consultations prior to introducing a new bill. In addition, there was a Specific Mining Tax bill enacted in May 2023. The bill is effective January 1, 2024 and imposes a new mining royalty of 1% of ad valorem value on copper and lithium and removes the deduction of the mining tax previously allowed in calculating the mining tax payable.
In December 2022, the Brazilian government introduced new transfer pricing rules that would see Brazil adopt the Organisation for Economic Co-operation and Development (“OECD”) arm length’s principal for cross-border transactions. These rules would align Brazil with OECD countries and pave the way for Brazil to join the OECD. The rules would come into effect in 2024, with early adoption allowed in 2023.
On May 8, 2023, the Mexican government enacted a decree to reform various provisions of the mining law (the "Decree"), which was published in the Official Gazette and became law on May 9, 2023. The Decree makes significant changes to the current mining laws, including but not limited to: reducing mining license concession terms; restricting the granting of mining concessions requiring public auctions; imposing conditions on water use and availability; imposing regulations on mining concession transfers; imposing additional grounds for cancellation of mining concessions and further limitations on mining in protected areas; granting preferential rights to mining strategic minerals to state owned enterprises; imposing additional requirements for financial instruments to be provided to guarantee preventive, mitigation, and compensation measures resulting from the social impact assessment, as well as potential damages that may occur during mining activities; and potentially requiring Indigenous Peoples’ (ILO 169) consultation. These changes to the mining law are expected to have impacts on our current and future exploration activities and operations in Mexico, the extent of which is yet to be determined but which could be material.
Criminal activity and violence are also prevalent in some areas that we work in. For example, violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Operations at our La Colorada mine were temporarily suspended in October 2023 due to security concerns at the mine site and surrounding area following an armed robbery of two trailers of concentrate from the operation. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption and the pervasiveness of organized crime. Incidents of criminal activity have occasionally affected our employees and our contractors and their families, as well as the communities in the vicinity of our operations. Such incidents may prevent access to our mines or offices; halt or delay our operations and production; result in harm to employees,

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
contractors, visitors or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect our ability to conduct business. We can provide no assurance that the La Colorada security incident or other security incidents, in the future, will not have a material adverse effect on our operations.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims are described in this section, in Note 28 of the Q3 2023 Financial Statements and in Note 31 of the Company's 2022 Annual Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2023. As a consequence of the Yamana Acquisition, the Company also assumed various claims and legal proceedings described in Yamana’s Annual Information Form dated March 29, 2023 (available on SEDAR+ at www.sedarplus.ca). These claims and legal proceedings include, among others, numerous individual labour and tax claims in Argentina and Brazil and exposures with respect to contractual indemnities. While these claims may not be considered material individually and, in some cases, may be settled for amounts much less than the original amounts claimed, the aggregate amounts claimed against us, if successful, could be material.
In Peru, there are many claims from current or ex-employees, or employees of former or current owners of our operations such as the Quiruvilca-related claims in Peru, which could in the aggregate, be of significant value, and include alleged improper dismissals, workplace illnesses, such as silicosis, and claims for additional profit-sharing and bonuses in prior years. In some cases, we may also be subject to collective settlement obligations with our employees and contractors relating to closures of our operations, and such obligations may be significant.
We may also become subject to class action lawsuits. For example, in mid-2017, Tahoe, which was acquired by us in late February 2019, and certain of its former directors and officers became the subject of three purported class action lawsuits filed in the United States that centered primarily around alleged misrepresentations. These U.S. class action lawsuits were later consolidated into one class action suit that is ongoing in Nevada. In October 2018, Tahoe learned that a similar proposed class action lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. We have disputed the allegations made in these suits, but the lawsuits seek significant damages and the outcome of the suits involves a degree of uncertainty. The plaintiffs and defendants have therefore reached a tentative global settlement to resolve both the United States and Canadian class actions. The proposed settlements, which fall within the Company’s insurance limits, are subject to court approval and additional procedural steps. While a successful resolution of these lawsuits is anticipated, the final outcomes are not determinable at this time.
In early May 2021, Pan American Silver Guatemala S.A. ("PAS Guatemala") and the Guatemala Ministry of Energy and Mines were served with legal proceedings that were originated in the Constitutional Court of Guatemala by a small group of residents and landowners, or alleged residents and landowners, from the La Cuchilla community near the Escobal mine claiming that prior mining activities damaged their lands. Currently, operations at Escobal are suspended pending the completion of the government-led ILO 169 consultation process. Nevertheless, the action sought injunctive relief to prevent future mining activities at Escobal. The claims and related request for an injunction against both the Guatemala Ministry of Energy and Mines and against PAS Guatemala have subsequently been denied by the Constitutional Court.
As reported in our Annual Information Form dated February 22, 2023, certain individuals have asserted community rights and land ownership over a portion of the La Colorada mine’s surface lands in the Agrarian Courts of Mexico. They also initiated a process before the Secretariat of Agrarian, Territorial and Urban Development (“SEDATU”) in Zacatecas to declare such lands as national property. In 2019, we filed a legal challenge (amparo) against this SEDATU process and obtained an injunction to protect our ownership of these surface rights pending the outcome of the challenge and a further review by SEDATU. Our challenge was dismissed on October 25, 2021, primarily on the basis that no final declaration of national lands had yet been made by SEDATU that would affect our property rights. Our appeal was also dismissed on the same basis. In March 2023, the Agrarian Court dismissed

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
the claims of these certain individuals declaring that they had not established community rights or land ownership over any of La Colorada's surface lands. Certain of these individuals have appealed against this decision. We will also continue to oppose the ongoing SEDATU process. While we believe that we hold proper title to the surface lands in question, if we are unable to maintain, or maintain access to, those surface rights, there could be material adverse impacts on the La Colorada mine’s future mining operations.
We may also be subject to proceedings in our commercial relationships. While we would, where available and appropriate to do so, defend against any such allegations, if we are unsuccessful in our defense of these claims, we may be subject to significant losses.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably against us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however, such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which could have a material adverse effect on our financial or operating position, cash flow and results of operations.
COVID-19 and Other Pandemics
The spread of COVID-19 impacted our operations, our employees and our contractors, not only as it related to significant health concerns, but also in terms of governmental restrictions on, and in some cases suspensions of, our operations, limitations on the movement of people and supplies, inflation and cost escalation availability of food and other goods, and personal well-being, among others. Our suppliers and service providers were also similarly impacted.
While COVID-19 had significant, direct impacts on our operations, our business, our workforce, and our production, the extent to which COVID-19, or other pathogens that might emerge, will impact our operations in the future is highly uncertain and cannot be predicted with confidence.
Moreover, the continued presence of, or spread, of COVID-19 or other pathogens globally may have material adverse effects on the economies and financial markets of many countries, resulting in an economic downturn that could have significant impacts on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect our business and the market price of our common shares, as well as impacting our suppliers and commercial partners. In addition, such a pandemic could also impact our ability to raise capital, and cause continued interest rate volatility that could make obtaining financing or refinancing our debt obligations more challenging or more expensive (if such financing is available at all). Inflationary pressures relating to COVID-19 global financial support measures and current supply chain challenges continue to have both direct and indirect impacts and could worsen with additional outbreaks or the spread of global pathogens.
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal expectations, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to successfully anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
MATERIAL ACCOUNTING POLICY INFORMATION, STANDARDS AND JUDGEMENTS

Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2022 Annual Financial Statements with the exception of the mandatory adoption of certain amendments noted below:
Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.
The implementation of this amendment did not have a material impact on the Company.
Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules
Amendments to IAS 12 in response to the Organisation for Economic Co-operation and Development's (OECD) Pillar Two model tax rules (also known as the Global Minimum Tax) provides that an entity has to disclose separately its current tax expense related to Global Minimum Tax as well as a mandatory temporary exception to the requirements regarding deferred tax assets and liabilities. The amendments also provide that in a period where the Global Minimum Tax legislation is enacted or substantively enacted, but not yet in effect, an entity discloses known or reasonably estimable information that helps users of financial statements understand the entity’s exposure to Global Minimum Tax arising from that legislation.
The mandatory temporary exemption is effective immediately and the disclosure requirements are effective for annual periods beginning January 1, 2023. The Company has applied this mandatory exception in the current period with no material impact on the Interim Financial Statements.
Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. This amendment did not have a significant impact to the Company’s condensed interim consolidated financial statements.
Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.
Significant judgements
In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2022 Annual Financial Statements, for the Company’s summary of material accounting policy information and the following critical judgments and estimates in applying accounting policies:
Yamana Acquisition Business Combination
Management has concluded that Yamana constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value.
Yamana Acquisition Fair Value Estimates
Business combinations require time to identify and measure the following as of the acquisition date: 1. The identifiable assets acquired and liabilities assumed; 2. The consideration transferred in exchange for an interest in the acquiree; and 3. The resulting goodwill.
The Company reports provisional amounts if the business combination accounting is incomplete at the end of the reporting period in which the combination occurs. During the measurement period, provisional amounts will be adjusted retrospectively to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.
The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.
As at September 30, 2023, the purchase consideration for the acquisition of Yamana has been allocated on a preliminary basis based on management’s best estimates at the time these interim consolidated financial statements were prepared. The Company is continuing its review of estimates of mineral properties, plant and equipment, leases, deferred taxes, closure provisions, litigation provisions, non-controlling interests and goodwill. Changes to these provisional values, if any, are retrospectively adjusted when the final measurements are determined if related to conditions existing at the date of acquisition.
Yamana Acquisition Functional Currency
The Company has determined that Yamana and its subsidiaries' functional currencies are USD, as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than USD) are translated into USD at exchange rates prevailing at the

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
transaction dates. Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.
RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. There were no other related party transactions for the three and nine months ended September 30, 2023 and 2022.
DISCLOSURE AND INTERNAL CONTROL PROCEDURES

Pan American’s Management considers the meaning of internal control to be the processes established by Management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
Disclosure controls and procedures (“DC&P”)
Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the Securities and Exchange Commission ("SEC")).
As of December 31, 2022, based on the evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO.
Internal control over financial reporting (“ICFR”)
Our CEO and CFO are responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of our ICFR as of December 31, 2022 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2022. Management reviewed the results of Management’s evaluation with the Audit Committee of the Board.
The effectiveness of the Company’s ICFR as of December 31, 2022 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm as stated in their report immediately preceding the Company’s 2022 Annual Financial Statements.
Limitation on Scope
Management has determined to limit in the scope of design of DC&P and ICFR to exclude controls, policies and procedures of Yamana, which the Company acquired control on March 31, 2023. Yamana’s total assets, net assets, total revenues and net loss on a combined basis constitute approximately 52%, 50%, 36% and 20%, respectively, of the condensed interim consolidated financial statement amounts as of September 30, 2023. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates.
Other than the aforementioned acquisition of Yamana, there have been no significant changes in our internal controls during the three and nine month periods ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Inherent limitations of controls and procedures
All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, Sébastien Bernier, P.Geo., Senior Director Reserves and Resources, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding Pan American’s material mineral properties prior to the completion of the Yamana Transaction, please refer to Pan American’s Annual Information Form dated February 22, 2023, filed at www.sedarplus.ca, or Pan American's most recent Form 40-F filed with the Securities and Exchange Commission. For more detailed information regarding the Acquired Mines, please refer to Yamana’s Annual Information Form dated March 29, 2023, filed at www.sedarplus.ca, or Yamana’s most recent Form 40-F filed with the Securities and Exchange Commission.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the impacts of inflation on Pan American and its operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through the SL-Credit Facility or otherwise, to sustain our business and operations; the timing and outcome with respect to Pan American's environmental, social and governance activities, and Pan American's corporate social responsibility activities and our reporting in respect thereof; the duration and effect of the suspensions of operations of the Escobal mine, as well as the nature of and continuation of the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and, if applicable, completion thereof; certain legal proceedings that were originated in the Constitutional Court of Guatemala relating to the Escobal mine; the SEDATU process with respect to a portion of the La Colorada mine’s surface lands; the timing and success of site infrastructure upgrades at the La Colorada mine; the ability of Pan American to successfully complete any capital projects including at La Colorada, and the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; the future results of our exploration activities, including with respect to the skarn exploration program at La Colorada; anticipated mineral reserves and mineral resources; the costs associated with the Company's decommissioning obligations; the Company’s plans and expectations for its properties and operations; and expectations with respect to the future anticipated impact of COVID-19 on our operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, some of which are described in the “Risks and Uncertainties” section of this MD&A, include: our ability to implement environmental, social and

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; the management of COVID-19 in each jurisdiction; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, CLP, BRL, GTQ and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Chile, Brazil, Guatemala or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions, including in connection with the Yamana Acquisition, and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of any epidemics or pandemics on our operations and workforce, and their effects on global economies and society; those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively, and those factors identified under the caption “Risks of the Business” in Yamana's most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.
Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.
Pursuant to the U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

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